UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2018

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Condensed Interim Consolidated Balance Sheets
Unaudited Condensed Interim Consolidated Statements of Earnings
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
Unaudited Condensed Interim Consolidated Statements of Cash Flows
Notes to Unaudited Condensed Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

On July 10, 2018, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2018. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations as well as certifications of interim filings for the third fiscal quarter of the 2018 fiscal year. This press release and information relating to EXFO's financial condition and results of operations and certifications of interim filings for the third fiscal quarter of the 2018 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: July 10, 2018

PRESS RELEASE
For immediate release

EXFO reports third quarter results for fiscal 2018
▪	Sales increase 23.4% to US$72.2 million, including US$8.6 million from Astellia
▪	Bookings improve 14.8% to US$73.1 million, including US$7.6 million from Astellia
▪	Cash flows from operations total US$4.7 million

QUEBEC CITY, CANADA, July 10, 2018 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the third quarter ended May 31, 2018.

IFRS sales, which included a US$8.6 million contribution from recently acquired Astellia, increased 23.4% to US$72.2 million in the third quarter of fiscal 2018 from US$58.5 million in the third quarter of 2017. Astellia's sales were reduced by US$0.9 million to account for acquisition-related fair value adjustment of deferred revenue.

Bookings, which included a US$7.6 million contribution from Astellia, improved 14.8% year-over-year to US$73.1 million in the third quarter of fiscal 2018 from US$63.7 million in the same period of 2017. The company's book-to-bill ratio was 1.01 in the third quarter of 2018.

Gross margin before depreciation and amortization* amounted to 59.9% of sales in the third quarter of fiscal 2018 compared to 58.0% in the third quarter of 2017.

IFRS net loss in the third quarter of fiscal 2018 totaled US$6.0 million, or US$0.11 per share, compared to US$4.3 million, or US$0.08 per share, in the third quarter of 2017. IFRS net loss in the third quarter of 2018 included US$4.1 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs, US$0.9 million for acquisition-related fair value adjustment of deferred revenue and a foreign exchange gain of US$0.2 million.

Adjusted EBITDA* totaled US$2.5 million, or 3.5% of sales, in the third quarter of fiscal 2018 compared to US$2.3 million, or 3.9% of sales, in the third quarter of 2017.

"I am pleased our organic business and newly acquired Astellia delivered healthy growth in the third quarter and after nine months into fiscal 2018," said Philippe Morin, EXFO's Chief Executive Officer. "This solid execution across the combined organization demonstrates that EXFO is on the right path to profitable growth. Looking ahead, we are strategically transforming our monitoring and analytics business to offer a highly differentiated solution as the communications industry migrates to NFV and 5G architectures."

Selected Financial Information
(In thousands of US dollars)

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

Physical-layer sales	$43,760	$41,007	$129,734	$121,061
Protocol-layer sales	28,278	17,678	69,799	59,784
Foreign exchange gains (losses) on forward exchange contracts	179	(180)	797	(525)
Total sales	$72,217	$58,505	$200,330	$180,320

Physical-layer bookings	$44,796	$47,157	$134,579	$125,278
Protocol-layer bookings	28,115	16,691	69,179	60,692
Foreign exchange gains (losses) on forward exchange contracts	179	(180)	797	(525)
Total bookings	$73,090	$63,668	$204,555	$185,445
Book-to-bill ratio (bookings/sales)	1.01	1.09	1.02	1.03
Gross margin before depreciation and amortization*	$43,254	$33,950	$122,752	$109,963
	59.9%	58.0%	61.3%	61.0%

Other selected information:
IFRS net earnings (loss) attributable to the parent interest	$(5,970)	$(4,304)	$(7,951)	$7
Amortization of intangible assets	$4,210	$1,046	$8,385	$2,241
Stock-based compensation costs	$440	$372	$1,280	$983
Restructuring charges	$–	$3,813	$–	$3,813
Change in fair value of cash contingent consideration	$–	$–	$(716)	$–
Acquisition-related deferred revenue fair value adjustment	$913	$–	$1,222	$–
Income tax expense for US tax reform	$–	$–	$1,528	$–
Net income tax effect of the above items	$(138)	$(357)	$(704)	$(583)
Foreign exchange gain	$(160)	$(1,725)	$(1,386)	$(1,965)
Adjusted EBITDA*	$2,549	$2,300	$11,100	$13,496

Operating Expenses
Selling and administrative expenses totaled US$26.0 million, or 35.9% of sales in the third quarter of fiscal 2018 compared to US$22.6 million, or 38.6% of sales, in the third quarter of 2017.

Net R&D expenses totaled US$16.1 million, or 22.3% of sales, in the third quarter of fiscal 2018 compared to US$13.3 million, or 22.7% of sales, in the same period last year.

Third Quarter Highlights
•
Sales. IFRS sales increased 23.4% year-over-year to US$72.2 million due to a strong performance from the Protocol-layer product line, revenue contributions from the Astellia and Yenista Optics acquisitions, and the positive impact of the decrease in the average value of the US dollar versus other currencies. Physical-layer sales accounted for 61% of revenue in the third quarter of 2018, while Protocol-layer sales totaled 39%. Revenue breakdown among the three main selling regions amounted to 49% in the Americas, 35% in Europe, Middle East and Africa (EMEA) and 16% in Asia-Pacific.  EXFO's top customer accounted for 5.7% of sales, while the top three represented 15.2%.

•
Profitability. IFRS net loss totaled US$6.0 million in the third quarter of 2018, while adjusted EBITDA amounted to US$2.5 million. The company also generated US$4.7 million in cash flows from operations in the third quarter.

•
Innovation. EXFO held its inaugural Innovation Summit in early May with a focus on artificial intelligence and machine learning. More than 100 team members from four continents participated in the three-day event which featured a hackathon and presentations from distinguished speakers. EXFO launched two products during the third quarter, including an automated network troubleshooting solution that links performance measurements to network topology in order to deliver service degradation diagnosis in record time. The company also released the CTP10 Component Test Platform, with related modules, for measuring insertion loss and return loss on a wide range of passive optical components.

Business Outlook
EXFO forecasts IFRS sales between US$68.0 million and US$73.0 million for the fourth quarter of fiscal 2018; the company anticipates that IFRS sales will be reduced by US$0.9 million to account for the acquisition-related fair value adjustment of deferred revenue.

IFRS net loss is expected to range between US$0.05 and US$0.01 per share. IFRS net loss includes US$0.10 per share in after-tax amortization of intangible assets, stock-based compensation costs and acquisition-related fair value adjustment of deferred revenue.

This guidance, which is a forward-looking statement, was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the remaining of the quarter, Astellia's preliminary purchase price allocation (PPA) as well as exchange rates as of the date of this news release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review third quarter results for fiscal 2018. To listen to the conference call and participate in the question period via telephone, dial 1-323-994-2093. Please take note the following participant passcode will be required: 7503033. Germain Lamonde, founder and Executive Chairman, Philippe Morin, Chief Executive Officer, and Pierre Plamondon, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:00 p.m. on July 17, 2018. The replay number is 1-719-457-0820 and the required participant passcode is 7503033. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We've spent over 30 years earning this trust, and today more than 2,000 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond. For more information, visit EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars, as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; our ability to successfully integrate businesses that we acquire; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

*Non-IFRS Measures
EXFO provides non-IFRS measures (non-IFRS sales, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Non-IFRS sales represent total sales plus acquisition-related deferred revenue fair value adjustment. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, change in fair value of cash contingent consideration, acquisition-related deferred revenue fair value adjustment, share in net loss of an associate, gain on the deemed disposal of the investment in an associate, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also the financial measures used by financial analysts to evaluate and compare EXFO's performance against competitors and industry players in the company's sector. Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information, in addition to the IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO's performance on a relatively similar basis against other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of non-IFRS sales to IFRS sales, in thousands of US dollars:

Non-IFRS Sales

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

IFRS sales	$72,217	$58,505	$200,330	$180,320
Acquisition-related deferred revenue fair value adjustment	913	–	1,222	–
Non-IFRS sales	$73,130	$58,505	$201,552	$180,320

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

IFRS net earnings (loss) attributable to the parent interest for the period	$(5,970)	$(4,304)	$(7,951)	$7

Add (deduct):

Depreciation of property, plant and equipment	1,555	1,029	3,972	2,894
Amortization of intangible assets	4,210	1,046	8,385	2,241
Interest and other expense	198	57	870	28
Income taxes	1,363	2,012	5,424	5,495
Stock-based compensation costs	440	372	1,280	983
Restructuring charges	–	3,813	–	3,813
Change in fair value of cash contingent consideration	–	–	(716)	–
Acquisition-related deferred revenue fair value adjustment	913	–	1,222	–
Share in net loss of an associate	–	–	2,080	–
Gain on deemed disposal of the investment in an associate	–	–	(2,080)	–
Foreign exchange gain	(160)	(1,725)	(1,386)	(1,965)
Adjusted EBITDA for the period (1)(2)	$2,549	$2,300	$11,100	$13,496

Adjusted EBITDA as a percentage of sales	3.5%	3.9%	5.5%	7.5%

(1)	Astellia negatively impacted adjusted EBITDA by $2.2 million and $3.4 million respectively for the three and nine months ended May 31, 2018 (nil in 2017).
(2)	Includes acquisition-related costs of $2.1 million for the nine months ended May 31, 2018 and $0.1 million and $0.8 million respectively for the three and nine months ended May 31, 2017.

EXFO-F

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2018	As at August 31, 2017
Assets

Current assets
Cash	$18,489	$38,435
Short-term investments	990	775
Accounts receivable
Trade	46,756	41,130
Other	4,997	3,907
Income taxes and tax credits recoverable	8,401	4,955
Inventories	37,883	33,832
Prepaid expenses	5,185	4,202
Other assets	1,776	‒
	124,477	127,236

Tax credits recoverable	47,988	38,111
Property, plant and equipment	44,661	40,132
Intangible assets	27,775	11,183
Goodwill	41,021	35,077
Deferred income tax assets	4,615	6,555
Other assets	666	947

	$291,203	$259,241
Liabilities

Current liabilities
Bank loan (note 6)	$10,982	$ ‒
Accounts payable and accrued liabilities	50,702	36,776
Provisions	471	3,889
Income taxes payable	968	663
Deferred revenue	17,142	11,554
Other liabilities	4,651	‒
Current portion of long-term debt (note 7)	2,938	‒
	87,854	52,882

Provisions	1,510	‒
Deferred revenue	6,235	6,257
Long-term debt (note 7)	6,579	‒
Deferred income tax liabilities	5,074	3,116
Other liabilities	568	196
	107,820	62,451

Shareholders' equity
Share capital (note 8)	91,910	90,411
Contributed surplus	18,007	18,184
Retained earnings	118,857	127,160
Accumulated other comprehensive loss	(45,391)	(38,965)
	183,383	196,790

	$291,203	$259,241

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Unaudited Condensed Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Sales	$72,217	$200,330	$58,505	$180,320

Cost of sales (1) (note 9)	28,963	77,578	24,555	70,357
Selling and administrative (note 9)	25,957	74,066	22,572	65,422
Net research and development (note 9)	16,101	40,440	13,263	35,841
Depreciation of property, plant and equipment (note 9)	1,555	3,972	1,029	2,894
Amortization of intangible assets (note 9)	4,210	8,385	1,046	2,241
Change in fair value of cash contingent consideration (note 5)	‒	(716)	‒	‒
Interest and other expense	198	870	57	28
Foreign exchange gain	(160)	(1,386)	(1,725)	(1,965)
Share in net loss of an associate (note 3)	‒	2,080	‒	‒
Gain on deemed disposal of the investment in an associate (note 3)	‒	(2,080)	‒	‒
Earnings (loss) before income taxes	(4,607)	(2,879)	(2,292)	5,502

Income taxes (note 10)	1,363	5,424	2,012	5,495

Net earnings (loss) for the period	(5,970)	(8,303)	(4,304)	7
Net loss for the period attributable to non-controlling interest	‒	(352)	‒	‒

Net earnings (loss) for the period attributable to parent interest	$(5,970)	$(7,951)	$(4,304)	$7

Basic and diluted net earnings (loss) attributable to parent interest per share	$(0.11)	$(0.14)	$(0.08)	$0.00

Basic weighted average number of shares outstanding (000's)	55,099	54,959	54,593	54,328

Diluted weighted average number of shares outstanding (000's) (note 11)	55,099	54,959	54,593	55,479

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Net earnings (loss) for the period	$(5,970)	$(8,303)	$(4,304)	$7
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(3,189)	(5,033)	(2,568)	(4,766)
Unrealized gains/losses on forward exchange contracts	(486)	(971)	(127)	(362)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(232)	(840)	39	359
Deferred income taxes on gains/losses on forward exchange contracts	155	418	39	31
Other comprehensive loss	(3,752)	(6,426)	(2,617)	(4,738)

Comprehensive loss for the period	(9,722)	(14,729)	(6,921)	(4,731)

Comprehensive loss for the period attributable to non-controlling interest	‒	(352)	‒	‒

Comprehensive loss for the period attributable to parent interest	$(9,722)	$(14,377)	$(6,921)	$(4,731)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Nine months ended May 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (note 8)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 8)	1,370	(1,370)	–	–	–
Stock-based compensation costs	–	941	–	–	941
Net earnings for the period	–	–	7	–	7
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,766)	(4,766)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $31	–	–	–	28	28

Total comprehensive loss for the period					(4,731)

Balance as at May 31, 2017	$90,376	$17,721	$126,316	$(53,312)	$181,101

	Nine months ended May 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders' equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$ ‒	$196,790
Reclassification of stock-based compensation costs (note 8)	1,499	(1,499)	‒	‒	‒	‒
Stock-based compensation costs	‒	1,322	‒	‒	‒	1,322
Business combination (note 3)	‒	‒	‒	‒	(3,662)	(3,662)
Acquisition of non-controlling interest (note 3)	‒	‒	(352)	‒	4,014	3,662
Net loss for the period	‒	‒	(7,951)	‒	(352)	(8,303)
Other comprehensive loss
Foreign currency translation adjustment	‒	‒	‒	(5,033)	‒	(5,033)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $418	‒	‒	‒	(1,393)	‒	(1,393)

Comprehensive loss for the period						(14,729)

Balance as at May 31, 2018	$91,910	$18,007	$118,857	$(45,391)	$ ‒	$183,383

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Cash flows from operating activities
Net earnings (loss) for the period	$(5,970)	$(8,303)	$(4,304)	$7
Add (deduct) items not affecting cash
Stock-based compensation costs	440	1,280	372	983
Depreciation and amortization	5,765	12,357	2,075	5,135
Write-off of capital assets	77	325	‒	‒
Change in fair value of cash contingent consideration	‒	(716)	‒	‒
Deferred revenue	(552)	1,682	79	3,026
Deferred income taxes	389	2,533	704	1,163
Share in net loss of an associate	‒	2,080	‒	‒
Gain on deemed disposal of the investment in an associate	‒	(2,080)	‒	‒
Changes in foreign exchange gain/loss	(603)	(239)	(524)	(955)
	(454)	8,919	(1,598)	9,359
Changes in non-cash operating items
Accounts receivable	2,353	7,693	(901)	1,701
Income taxes and tax credits	172	(2,787)	(842)	(1,232)
Inventories	1,162	(12)	315	(9)
Prepaid expenses	16	205	(863)	(761)
Other assets	(245)	(769)	(103)	(127)
Accounts payable, accrued liabilities and provisions	1,821	5	1,169	1,756
Other liabilities	(109)	101	‒	‒
	4,716	13,355	(2,823)	10,687
Cash flows from investing activities
Additions to short-term investments	‒	(482)	(2,571)	(2,887)
Proceeds from disposal and maturity of short-term investments	‒	234	3,298	3,596
Purchases of capital assets	(3,431)	(7,680)	(2,555)	(5,448)
Investment in an associate (note 3)	‒	(12,530)	–	–
Business combinations, net of cash acquired (note 3)	‒	(19,120)	(7,479)	(12,479)
	(3,431)	(39,578)	(9,307)	(17,218)
Cash flows from financing activities
Bank loan	9,184	11,250	–	–
Repayment of long-term debt	(757)	(1,027)	(1,480)	(1,480)
Acquisition of non-controlling interest (note 3)	(3,657)	(3,657)	–	–
	4,770	6,566	(1,480)	(1,480)

Effect of foreign exchange rate changes on cash	(119)	(289)	(360)	(824)

Change in cash during the period	5,936	(19,946)	(13,970)	(8,835)
Cash – Beginning of the period	12,553	38,435	48,343	43,208
Cash – End of the period	$18,489	$18,489	$34,373	$34,373

Supplementary information
Income taxes paid	$426	$1,695	$627	$2,188
Additions to capital assets	$3,371	$8,959	$1,779	$5,441

As at May 31, 2017 and 2018, unpaid purchases of capital assets amounted to $492 and $1,801 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together, "EXFO" or the "company") develops, manufactures and markets next-generation test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 10, 2018.

2	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements, except as described in note 3. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements Not Yet Adopted

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company will adopt this new standard on September 1, 2018. The company is currently assessing the impact that the new standard will have on its consolidated financial statements.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has performed an assessment to identify significant areas of impact, if any, between the company's current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessments to date, the company anticipates that the main areas of impact will relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangements that contain customer acceptance clauses, whereby revenue could be recognized sooner, and the sale of licences that provides customers with the "right to use" the company's intellectual property, where revenue will be recognized at a point in time rather than over time. The company will adopt this new standard on September 1, 2018 using the modified retrospective method, with the cumulative effect of the initial application of the standard recognized as an adjustment to the opening balance of retained earnings as at the date of initial application. The company will apply this standard retrospectively only to contracts that are not completed at the date of initial application.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company will adopt this interpretation on September 1, 2018 and its adoption is not expected to have a material impact on the company's consolidated financial statements.

Uncertainty over Income Tax Treatments

IFRIC 23, "Uncertainty over Income Tax Treatments", was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company will adopt this interpretation on September 1, 2019 and is currently assessing the impact that it will have on its consolidated financial statements.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Business Combinations

Astellia S.A. (business combination achieved in stages)

On September 8, 2017, the company acquired a 33.1% interest in Astellia S.A. (Astellia), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence-enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8,567,500 (US$10,311,100).

On October 10, 2017, the company reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17,321,380 (US$21,357,500) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, the company acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1,878,610 (US$2,218,600), which brought the company's investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, the company acquired additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12,452,090 (US$15,476,900), which brought the company's investment in Astellia to 88.4% and provided the company with control over Astellia.

The company re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, the company acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2,318,530 (US$2,841,400), which brought the company's investment in Astellia to 97.3%.

Finally, on February 28, 2018, the company entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total cash consideration of €672,150 (US$820,600). The binding terms of the squeeze-out process gave the company control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date the company controlled 100% of Astellia's shares.

The fair value of the total consideration paid for all shares of Astellia amounted to €25,888,880 (US$32,137,800) and consisted of €21,102,880 (US$26,241,000) in cash, net of Astellia's cash of €4,786,000 (US$5,896,800) at the date of acquisition of control.

From September 8, 2017 to January 25, 2018, the investment in Astellia provided the company with significant influence over Astellia, and it was therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition this investment was recognized at cost, and the carrying amount increased or decreased to recognize the company's share of the profit or loss of Astellia after the acquisition date. Included in the statements of earnings for the nine months ended May 31, 2018 is an equity loss pick-up of $2,079,800.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Since January 26, 2018, the acquisition of Astellia has been considered a business combination, and the acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's preliminary estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in the consolidated financial statements of the company since January 26, 2018, being the acquisition date. The company recognized the non-controlling interest in Astellia at fair value. At the acquisition date, the carrying value of the 40.3% interest in Astellia held prior to the business combination was re-measured at fair value, that is €10 per share, and was deemed to have been disposed of on that date. This acquisition-date re-measurement and deemed disposal resulted in a gain of $2,079,800 that was accounted for in the statements of earnings for the nine months ended May 31, 2018.

In addition, upon the successive acquisitions of the non-controlling interest in February 2018, the company recorded a gain in the amount of $352,000 in shareholders' equity, representing the excess of the carrying value of the non-controlling interest and the purchase price paid.

The following table summarizes Astellia's sales and net loss attributable to the parent interest for the three months and the nine months ended May 31, 2018:

	Three months ended May 31, 2018	Nine months ended May 31, 2018

Sales (1)	$8,595	$10,427
Net loss attributable to the parent interest (1,2)	$6,336	$8,987

Sales and net loss of the combined entities for the nine months ended May 31, 2018 as if the acquisition had occurred on September 1, 2017 amounted to $222,900,000 and $13,997,000 respectively.

(1)	Include acquisition-related deferred revenue fair value adjustment of $913,000 and $1,222,000 respectively for the three months and the nine months ended May 31, 2018.
(2)	Includes amortization of acquired intangible assets of $3,104,000 and $4,154,000 respectively for the three months and the nine months ended May 31, 2018.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of the total consideration was allocated based on a preliminary estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$15,877
Income taxes and tax credits recoverable	11,259
Inventories	3,045
Prepaid expenses	1,229
Property, plant and equipment	1,944
Intangible assets	19,150
Other assets	1,402
53,906
Liabilities assumed
Accounts payable and accrued liabilities	10,571
Deferred revenue	4,748
Long-term debt (note 7)	8,888
Other liabilities	6,715
Net identifiable assets acquired	22,984

Goodwill	3,257
Fair value of the total consideration, net of cash acquired	$26,241

The fair value of the total consideration, net of cash acquired, consisted of the following at the acquisition date:

Cash paid net of cash acquired	$9,580
Fair value of shares held	12,967
Non-controlling interest (purchased in February 2018)	3,694
$26,241

The estimated fair value of accounts receivable amounted to $15,877,000 as at January 26, 2018. The gross contractual amount of accounts receivable amounted to $18,261,000 as at January 26, 2018. The estimate at the acquisition date of the gross contractual cash flows not expected to be collected amounted to $2,384,000.

Acquired intangible assets, which mainly comprise customer relationships and core technologies, are amortized on a straight-line basis over their estimated useful lives of one to five years.

Acquired goodwill mainly represents synergies with the company's products as well as Astellia's acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the Astellia cash-generating unit.

The allocation of the fair value of the total consideration is preliminary because certain information required to complete the final allocation remains outstanding. The company expects to complete the final allocation for this acquisition in the fourth quarter of fiscal 2018. Assets acquired and liabilities assumed that are likely to change upon completing a more detailed valuation and the finalization of the allocation comprise accounts receivable, intangible assets, goodwill, deferred revenue and related deferred income taxes.

The functional currency of Astellia is the euro and as such it is considered a foreign operation. The financial statements of Astellia were translated into Canadian dollars as follows: assets and liabilities were translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses were translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation was included in accumulated other comprehensive loss in shareholders' equity.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Yenista Optics S.A.S. (renamed EXFO Optics Inc.)

On October 2, 2017, the company acquired all issued and outstanding shares of Yenista Optics S.A.S. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9,400,000 (US$11,052,000) and consisted of €8,114,000 (US$9,540,000) in cash, net of EXFO Optics' cash of €1,286,000 (US$1,512,000) at the acquisition date.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's preliminary estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in the consolidated financial statements of the company since October 2, 2017, being the acquisition date.

The fair value of the total consideration was allocated based on the fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$1,889
Inventories	2,384
Property, plant and equipment	1,424
Core technologies	3,686
Customer relationships	811
In-process research and development	305
Other intangible assets	132
Prepaid expenses	171
10,802
Liabilities assumed
Accounts payable and accrued liabilities	1,035
Long-term debt (note 7)	2,143
Deferred income taxes	1,510
Net identifiable assets acquired	6,114
Goodwill	3,426
Fair value of the total consideration, net of cash acquired	$9,540

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of two to five years for core technologies and six months for customer relationships. In-process research and development is an indefinite-lived intangible asset until the underlying research and development project is completed. It will be amortized on a straight-line basis over its estimated useful life when the project will be completed.

Acquired goodwill mainly represents synergies with the company's products as well as EXFO Optics' acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the EXFO Optics cash-generating unit.

The functional currency of EXFO Optics is the euro, and, as such, it is considered a foreign operation. The financial statements of EXFO Optics were translated into Canadian dollars as follows: assets and liabilities were translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses were translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation was included in accumulated other comprehensive loss in shareholders' equity.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes changes in goodwill during the three months and nine months ended May 31, 2018:

	Three months ended May 31, 2018	Nine months ended May 31, 2018

Balance – Beginning of the period	$41,725	$35,077
Business combinations	‒	6,683
Foreign currency translation adjustment	(704)	(739)

Balance – End of the period	$41,021	$41,021

4	Restructuring Charges

In fiscal 2017, the company implemented a restructuring plan to streamline its passive monitoring solutions portfolio.

The following table summarizes changes in restructuring charges payable during the three months and nine months ended May 31, 2018:

	Three months ended May 31, 2018	Nine months ended May 31, 2018

Balance – Beginning of the period	$190	$2,477
Payments	(58)	(1,970)
Reversal	(92)	(467)

Balance – End of the period	$40	$40

5	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company's short-term investments, forward exchange contracts and contingent liability are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates. The company's contingent liability is classified within Level 3 of the fair value hierarchy because it is valued using unobservable inputs such as expected future sales of Ontology Partners Limited.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at May 31, 2018						As at August 31, 2017
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Financial assets
Short-term investments		$990	$	‒	$	‒		$775	$	‒	$	‒
Forward exchange contracts	$	‒		$667	$	‒	$	‒		$2,258	$	‒

Financial liabilities
Contingent liability	$	‒	$	‒		$437	$	‒	$	‒		$1,092
Forward exchange contracts	$	‒		$432	$	‒	$	‒	$	‒	$	‒

During the nine months ended May 31, 2018, the fair value of the contingent liability decreased by $716,000, which was recorded in the consolidated statement of earnings for this period.

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk because of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk because of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2018, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2018 to August 2018	$7,500	1.3160
September 2018 to August 2019	24,000	1.3026
September 2019 to August 2020	12,100	1.2707
September 2020 to January 2021	1,700	1.2584
Total	$45,300	1.2946

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2018 to August 2018	$600	68.04
September 2018 to August 2019	4,600	67.68
Total	$5,200	67.72

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2,258,000 as at August 31, 2017, and $235,000 as at May 31, 2018.

As at May 31, 2018, forward exchange contracts in the amount of $667,000 are presented as current assets in other accounts receivable; forward exchange contracts in the amount of $294,000 are presented as current liabilities in accounts payable and accrued liabilities; and forward exchange contracts in the amount of $138,000 are presented as long-term liabilities in other liabilities in the consolidated balance sheet. Forward exchange contracts of $88,000 included in accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statements of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statements of earnings and are recorded in other comprehensive loss.

Based on its portfolio of forward exchange contracts as at May 31, 2018, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive loss to net earnings (sales) over the next 12 months, amounts to $285,000.

For the three and nine months ended May 31, 2018 and 2017, the company recognized within its sales the following foreign exchange gains or losses on forward exchange contracts:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Gains (losses) on forward exchange contracts	$179	$797	$(180)	$(525)

6	Credit Facilities

On October 25, 2017, the company modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4,800,000 (US$3,724,000) and up to US$6,000,000 for operating purposes were cancelled and replaced with a credit facility of CA$28,929,000 (US$22,445,000) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

In addition, on December 21, 2017, the company cancelled and replaced this renewed credit facility (that provided advances up to CA$28,929,000 (US$22,445,000)), with new revolving credit facilities of up to CA$70,000,000 (approximately US$54,300,000) and US$9,000,000. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. The Canadian dollar revolving credit facility bears interest at the Canadian prime rate or LIBOR, plus a margin, and the US dollar revolving credit facility bears interest at the US prime rate or LIBOR plus a margin. These revolving credit facilities are secured by a movable mortgage over the universality of the company's Canadian movable assets, present and future, as well as over the universality of movable assets, present and future, of certain US and UK subsidiaries. The company is subject to covenants under this credit facility that were met as at May 31, 2018. As at May 31, 2018, an amount of $10,982,000 was drawn from these credit facilities.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7	Long-term Debt

As part of the acquisitions of EXFO Optics and Astellia, the company assumed long-term debt (note 3). Long-term debt represents a non-derivative financial liability and is classified in other financial liabilities; it is initially measured at fair value plus transaction costs and is subsequently carried at amortized cost using the effective interest rate method.

	As at May 31, 2018	As at August 31, 2017

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$872	$ ‒
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between December 2018 and September 2023	5,196	‒
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 2.0%, maturing at different dates between June 2019 and August 2022	909	‒
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	2,491	‒

Other long-term debt	49	‒
	9,517	‒
Current portion of long-term debt	2,938	‒
	$6,579	$ ‒

The company is subject to certain covenants under its long-term debt that were met as at May 31, 2018.

Principal repayments of long-term debt over the forthcoming years are as follows:

As at May 31, 2018

No later than one year	$2,938
Later than one year and no later than five years	6,262
Later than five years	317
$9,517

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Share Capital

The following tables summarize changes in share capital for the nine months ended May 31, 2017 and 2018.

	Nine months ended May 31, 2017
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2016	31,643,000	$1	21,917,942	$85,515	$85,516
Issuance of share capital	−	−	793,070	3,490	3,490
Redemption of restricted share units	−	−	88,371	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	346	346
Balance as at November 30, 2016	31,643,000	1	22,799,383	89,351	89,352
Redemption of restricted share units	−	−	97,900	−	−
Redemption of deferred share units	−	−	29,456	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	489	489
Balance as at February 28, 2017	31,643,000	1	22,926,739	89,840	89,841
Redemption of restricted share units	−	−	132,422	−	−
Redemption of deferred share units	−	−	450	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	535	535

Balance as at May 31, 2017	31,643,000	$1	23,059,611	$90,375	$90,376

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2018
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2017	31,643,000	$1	23,068,777	$90,410	$90,411
Redemption of restricted share units	−	−	155,619	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	598	598
Balance as at November 30, 2017	31,643,000	1	23,224,396	91,008	91,009
Redemption of restricted share units	−	−	182,725	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	675	675
Balance as at February 28, 2018	31,643,000	1	23,407,121	91,683	91,684
Redemption of deferred share units	−	−	58,335	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	226	226

Balance as at May 31, 2018	31,643,000	$1	23,465,456	$91,909	$91,910

9	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Gross research and development expenses	$18,393	$46,636	$14,710	$40,067
Research and development tax credits and grants	(2,292)	(6,196)	(1,447)	(4,226)
Net research and development expenses for the period	$16,101	$40,440	$13,263	$35,841

Inventory write-down is as follows:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Inventory write-down for the period	$681	$1,950	$1,464	$2,440

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Cost of sales
Depreciation of property, plant and equipment	$583	$1,521	$374	$1,104
Amortization of intangible assets	3,879	7,606	927	1,896
	4,462	9,127	1,301	3,000

Selling and administrative expenses
Depreciation of property, plant and equipment	280	647	130	387
Amortization of intangible assets	174	421	23	59
	454	1,068	153	446

Net research and development expenses
Depreciation of property, plant and equipment	692	1,804	525	1,403
Amortization of intangible assets	157	358	96	286
	849	2,162	621	1,689

	$5,765	$12,357	$2,075	$5,135

Depreciation of property, plant and equipment	$1,555	$3,972	$1,029	$2,894
Amortization of intangible assets	4,210	8,385	1,046	2,241

Total depreciation and amortization expenses for the period	$5,765	$12,357	$2,075	$5,135

Employee compensation comprises the following:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Salaries and benefits	$38,699	$101,848	$30,565	$88,587
Restructuring charges	−	−	2,783	2,783
Stock-based compensation costs	440	1,280	372	983

Total employee compensation for the period	$39,139	$103,128	$33,720	$92,353

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restructuring charges by functional area are as follows:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Cost of sales (1)	$ ‒	$ ‒	$1,582	$1,582
Selling and administrative expenses	‒	‒	919	919
Net research and development expenses	‒	‒	1,312	1,312

Total restructuring charges for the period	$ ‒	$ ‒	$3,813	$3,813

(1)	Includes $1,030,000 in inventory write-off.

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Cost of sales	$36	$107	$33	$87
Selling and administrative expenses	297	882	251	681
Net research and development expenses	107	291	88	215

Total stock-based compensation for the period	$440	$1,280	$372	$983

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Income Taxes

For the three months and nine months ended May 31, 2017 and 2018, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(1,244)	$(777)	$(619)	$1,486

Increase (decrease) due to:
Foreign income taxed at different rates	44	(26)	(60)	(640)
Non-deductible loss (non-taxable income)	147	(60)	(226)	(37)
Non-deductible expenses	239	1,189	225	578
Change in tax rates	‒	167	15	(10)
Effect of the US tax reform	‒	1,528	‒	‒
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	(131)	(366)	27	(91)
Utilization of previously unrecognized deferred income tax assets	(112)	(394)	234	(55)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	2,411	4,744	2,222	4,202
Other	9	(581)	194	62

Income tax provision for the period	$1,363	$5,424	$2,012	$5,495

The income tax provision consists of the following:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Current	$974	$2,891	$1,308	$4,332
Deferred	389	2,533	704	1,163

	$1,363	$5,424	$2,012	$5,495

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduces the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on management's estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, the company recorded a deferred income tax expense of $1,528,000 in the consolidated statement of earnings for the nine months ended May 31, 2018 to account for the effect of this new substantively enacted tax rate.

EXFO Inc.
Notes to Unaudited Condensed Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2018	Nine months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2017

Basic weighted average number of shares outstanding (000's)	55,099	54,959	54,593	54,328
Plus dilutive effect of (000's):
Restricted share units	602	727	1,018	999
Deferred share units	158	174	145	152

Diluted weighted average number of shares outstanding (000's)	55,859	55,860	55,756	55,479
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000's)	194	109	–	–

For the three months ended May 31, 2017 and the three months and nine months ended May 31, 2018, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; our ability to successfully integrate businesses that we acquire; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated July 10, 2018.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers in the global telecommunications industry. Our broad portfolio of intelligent hardware and software solutions enable network transformations related to fiber, 5G and 4G/LTE, virtualization and big data analytics. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

We launched two products during the third quarter of fiscal 2018, including an automated network troubleshooting solution that links performance measurements to network topology to deliver a service degradation diagnosis in record time. We also released the CTP10 Component Test Platform, with related modules, for measuring insertion loss and return loss on a wide range of passive optical components.

Our sales, which included a full contribution from newly acquired Astellia S.A. (Astellia), increased 23.4% to $72.2 million in the third quarter of fiscal 2018 compared to $58.5 million for the same period last year. Bookings (purchase orders received from customers), which included a full contribution from Astellia, increased 14.8% to $73.1 million in the third quarter of fiscal 2018, for a book-to-bill ratio of 1.01, from $63.7 million for the same period last year. In the third quarter of fiscal 2018, Astellia sales and bookings amounted respectively to $8.6 million (including $0.9 million for the acquisition-related deferred revenue fair value adjustment) and $7.6 million. Non-IFRS sales, which represent total sales plus acquisition-related deferred revenue fair value adjustment, amounted to $73.1 million for the third quarter of fiscal 2018. See page 20 of this document for a complete reconciliation of non-IFRS sales to IFRS sales.

Net loss attributable to the parent interest amounted to $6.0 million, or $0.11 per share, in the third quarter of fiscal 2018, compared to $4.3 million, or $0.08 per share, for the same period last year. Net loss attributable to the parent interest for the third quarter of fiscal 2018 included $4.1 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs, $0.9 million for the acquisition-related deferred revenue fair value adjustment and a foreign exchange gain of $0.2 million. For the same period last year, net loss attributable to the parent interest included $3.6 million in after-tax restructuring charges, $0.9 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange gain of $1.7 million.

Net loss attributable to the parent interest for the third quarter of fiscal 2018 included $6.3 million for the net loss of newly acquired Astellia, which included $3.1 million in after-tax amortization of acquired intangible assets. Excluding Astellia's net loss, our net earnings attributable to the parent interest would have amounted to $0.4 million, or $0.01 per diluted share for that quarter.

Adjusted EBITDA (net loss attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, acquisition-related deferred revenue fair value adjustment and foreign exchange gain) amounted to $2.5 million, or 3.5% of sales, in the third quarter of fiscal 2018, compared to $2.3 million, or 3.9% of sales for the same period last year. In the third quarter of fiscal 2018, Astellia negatively impacted adjusted EBITDA by $2.2 million. Adjusted EBITDA is a non-IFRS measure. See page 51 of this document for a complete reconciliation of adjusted EBITDA to IFRS net loss attributable to the parent interest.

On September 8, 2017, we acquired a 33.1% interest in Astellia, a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence-enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8.6 million (US$10.3 million).

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17.3 million (US$21.4 million) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, we acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1.9 million (US$2.2 million), which brought our investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, we acquired an additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12.5 million (US$15.5 million), which brought our investment in Astellia to 88.4%, and provided us with control over Astellia.

We re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, we acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2.3 million (US$2.8 million), which brought our investment in Astellia to 97.3%.

Finally, on February 28, 2018, we entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total consideration of €0.7 million (US$0.8 million). The binding terms of the squeeze-out process gave us control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date we controlled 100% of Astellia's shares.

The fair value of the total consideration for all shares of Astellia amounted to €25.9 million (US$32.1 million) and consisted of €21.1 million (US$26.2 million), net of Astellia's cash of €4.8 million (US$5.9 million) at the date of acquisition of control.

From September 8, 2017 to January 25, 2018, the investment in Astellia provided us with significant influence over Astellia, and it was therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition this investment was recognized at cost, and the carrying amount increased or decreased to recognize our share of the profit or loss of Astellia after the acquisition date. Included in the statements of earnings for the three and the six months ended February 28, 2018 is an equity loss pick-up of $2.1 million.

Since January 26, 2018, the acquisition of Astellia has been considered a business combination, and the acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's preliminary estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in the consolidated financial statements of the company since January 26, 2018, being the acquisition date. The company recognized the non-controlling interest in Astellia at fair value. At the acquisition date, the carrying value of the 40.3% interest in Astellia held prior to the business combination was re-measured at fair value, that is €10 per share, and was deemed to have been disposed of on that date. This re-measurement resulted in a gain of $2.1 million that was accounted for in the statement of earnings for the nine months ended May 31, 2018. In addition, upon the successive acquisitions of the non-controlling interest in February 2018, we recorded a gain in the amount of $0.4 million in shareholders' equity, representing the excess of the carrying value of the non-controlling interest and the purchase price paid.

In October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S., renamed EXFO Optics Inc. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.1 million (US$9.5 million) in cash, net of EXFO Optics' cash of €1.3 million (US$1.5 million) at the acquisition date. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business were included in our consolidated financial statements since October 2, 2017, being the date of acquisition.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4.8 million (US$3.7 million) and up to US$6.0 million for operating purposes were cancelled and replaced with a credit facility of CA$28.9 million (US$22.4 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

In addition, on December 21, 2017, we cancelled and replaced this renewed credit facility (that provided advances up to CA$28.9 million (US$22.4 million)), with new revolving credit facilities of up to CA$70.0 million (approximately US$54.3 million) and US$9.0 million. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. As at May 31, 2018, an amount of $11.0 million was drawn from these credit facilities.

IFRS net loss outlook

For the third quarter of fiscal 2018, we expected our IFRS net loss attributable to the parent interest to range between $0.15 and $0.19 per share, as disclosed in our second quarter of 2018 press release. Our actual IFRS net loss attributable to the parent interest amounted to $0.11 per share, that is $0.04 per share better than the high-end of our earnings guidance, due to a better performance than expected from newly acquired Astellia in the third quarter of fiscal 2018.

Adjusted EBITDA outlook

Short-term targets

Fiscal 2018

In fiscal 2017, we had established an adjusted EBITDA target of $26 million for fiscal 2018, which represented an increase of 18% compared to $22.0 million in 2017. This short-term adjusted EBITDA target had been established based on expected sales increase of both physical-layer and protocol-layer product lines in fiscal 2018, expected cost savings following our restructuring plan implemented at the end of fiscal 2017, general inflation over our cost of sales and operating expenses, as well as constant currencies. This adjusted EBITDA target excluded the effect of newly acquired Astellia.

In the second quarter of fiscal 2018, considering the recent acquisition of Astellia, the significant impact its integration is expected to have on our business, as well as the seasonality of its sales and profitability, which are typically lower in the first half of the calendar year and stronger in the second half of the calendar year, we expect Astellia will negatively impact our adjusted EBITDA by approximately $4 million in fiscal 2018 and consequently, in the second quarter of fiscal 2018, we revised our adjusted EBITDA target to $22 million for fiscal 2018.

In the third quarter of fiscal 2018, considering lower sales than expected for the fourth quarter of 2018, we further revised our adjusted EBITDA target to approximately $20 million for the fiscal year.

Fiscal 2019

For fiscal 2019, considering the expected additional sales volume, cross-selling opportunities between $10 million and $20 million, efficiencies as well as complementary technology and service offerings from the Astellia acquisition, we forecast an adjusted EBITDA of at least $30 million.

Medium-term target

In fiscal 2017, we had established an adjusted EBITDA margin target of 15% of sales for the next three years (2018 to 2020). This medium-term adjusted EBITDA target had been established based on an expected sales increase mainly from our protocol-layer product line (which represented 34% of sales in fiscal 2017). This product line delivers a significantly higher gross margin before depreciation and amortization than our physical-layer product line (which represented 66% of our sales in fiscal 2017), due to its richer software content. In addition, we expect higher growth from our protocol-layer product line over the next three years, as it represents a much larger addressable market ($2 billion+) compared to our physical-layer product line ($600 million) and for which our market share is lower compared to our physical-layer product line. This growth is expected to come from organic growth as well as through acquisitions, like those completed in fiscal 2017 and 2018 (Absolute Analysis Inc., Ontology Partners Limited and Astellia) and from related synergies. Furthermore, this sales growth should result in a better absorption of our fixed manufacturing costs, which would increase our gross margin before depreciation and amortization and our adjusted EBITDA. A large portion of our operating costs is fixed mainly for research and development expenses as well as administrative expenses. Our adjusted EBITDA target also takes into account constant currencies.

In the second quarter of fiscal 2018, considering the size of the acquisition of Astellia and the period of time required to fully integrate this new acquisition and fully materialize our expected synergies, we extended our medium-term adjusted EBITDA margin target of 15% to fiscal 2021.

These short-term and medium-term adjusted EBITDA targets are forward-looking statements. In addition, as they exclude items that pertain to future events that are not currently estimable with a reasonable degree of accuracy, such as foreign exchange gain or loss and income taxes, no corresponding IFRS measure has been provided.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data for the periods indicated)

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018		Nine months ended May 31, 2017

Sales	$72,217	$58,505		$200,330	$180,320

Cost of sales (1)	28,963	24,555		77,578	70,357
Selling and administrative	25,957	22,572		74,066	65,422
Net research and development	16,101	13,263		40,440	35,841
Depreciation of property, plant and equipment	1,555	1,029		3,972	2,894
Amortization of intangible assets	4,210	1,046		8,385	2,241
Change in fair value of cash contingent consideration	‒	‒		(716)	‒
Interest and other expense	198	57		870	28
Foreign exchange gain	(160)	(1,725)		(1,386)	(1,965)
Share in net loss of an associate	‒	‒		2,080	‒
Gain on the deemed disposal of the investment in an associate	‒	‒		(2,080)	‒

Earnings (loss) before income taxes	(4,607)	(2,292)		(2,879)	5,502

Income taxes	1,363	2,012		5,424	5,495

Net earnings (loss) for the period	(5,970)	(4,304)		(8,303)	7
Net loss for the period attributable to non-controlling interest	‒	‒		(352)	‒

Net earnings (loss) for the period attributable to parent interest (2)	$(5,970)	$(4,304)		$(7,951)	$7

Basic and diluted net earnings (loss) attributable to parent interest per share	$(0.11)	$(0.08)		$(0.14)	$0.00

Other selected information:

Non-IFRS sales (3)	$73,130	$58,505		$201,552	$180,320

Gross margin before depreciation and amortization (3)	$43,254	$33,950		$122,752	$109,963

Research and development:
Gross research and development	$18,393	$14,710		$46,636	$40,067
Net research and development	$16,101	$13,263		$40,440	$35,841

Restructuring charges included in:
Cost of sales	$ ‒	$1,582	$	‒	$1,582
Selling and administrative	$ ‒	$919	$	‒	$919
Net research and development	$ ‒	$1,312	$	‒	$1,312

Adjusted EBITDA (3)(4)(5)	$2,549	$2,300		$11,100	$13,496

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Includes net loss of Astellia of $6.3 million and $9.0 million respectively for the three and nine months ended May 31, 2018 (nil in 2017).
(3)	Refer to page 51 for non-IFRS measures.
(4)	Astellia negatively impacted the adjusted EBITDA by $2.2 million and $3.4 million respectively for the three and nine months ended May 31, 2018 (nil in 2017).
(5)	Includes acquisition-related costs of $2.1 million for the nine months ended May 31, 2018 and $0.1 million and $0.8 million respectively for the three and nine months ended May 31, 2017.

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	40.1	42.0	38.7	39.0
Selling and administrative	35.9	38.6	37.0	36.3
Net research and development	22.3	22.7	20.2	19.9
Depreciation of property, plant and equipment	2.2	1.8	2.0	1.6
Amortization of intangible assets	5.8	1.8	4.2	1.2
Change in fair value of cash contingent consideration	‒	‒	(0.4)	‒
Interest and other expense	0.3	‒	0.4	‒
Foreign exchange gain	(0.2)	(3.0)	(0.7)	(1.1)
Share in net loss of an associate	‒	‒	1.0	‒
Gain on the deemed disposal of the investment in an associate	‒	‒	(1.0)	‒

Earnings (loss) before income taxes	(6.4)	(3.9)	(1.4)	3.1

Income taxes	1.9	3.5	2.7	3.1

Net earnings (loss) for the period	(8.3)	(7.4)	(4.1)	‒
Net loss for the period attributable to non-controlling interest	–	–	(0.1)	–

Net earnings (loss) for the period attributable to parent interest (2)	(8.3)%	(7.4)%	(4.0)%	–%

Other selected information:

Gross margin before depreciation and amortization (3)	59.9%	58.0%	61.3%	61.0%

Research and development:
Gross research and development	25.5%	25.1%	23.3%	22.2%
Net research and development	22.3%	22.7%	20.2%	19.9%

Restructuring charges included in:
Cost of sales	‒ %	2.7%	‒ %	0.9%
Selling and administrative	‒ %	1.6%	‒ %	0.5%
Net research and development	‒ %	2.2%	‒ %	0.7%

Adjusted EBITDA (3)(4)(5)	3.5%	3.9%	5.5%	7.5%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Includes net loss of Astellia of 8.8% and 4.5% of sales respectively for the three and nine months ended May 31, 2018 (nil in 2017).
(3)	Refer to page 51 for non-IFRS measures.
(4)	Astellia negatively impacted the adjusted EBITDA by 3.0% and 1.7% of sales respectively for the three and nine months ended May 31, 2018 (nil in 2017).
(5)	Includes acquisition-related costs of 1.0% of sales for the nine months ended May 31, 2018 and 0.2% and 0.4% of sales respectively for the three and nine months ended May 31, 2017.

RESULTS OF OPERATIONS

SALES AND BOOKINGS

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

Physical-layer product line	$43,760	$41,007	$129,734	$121,061
Protocol-layer product line	28,278	17,678	69,799	59,784
	72,038	58,685	199,533	180,845
Foreign exchange gains (losses) on forward exchange contracts	179	(180)	797	(525)
Total sales	$72,217	$58,505	$200,330	$180,320

Bookings

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

Physical-layer product line	$44,796	$47,157	$134,579	$125,278
Protocol-layer product line	28,115	16,691	69,179	60,692
	72,911	63,848	203,758	185,970
Foreign exchange gains (losses) on forward exchange contracts	179	(180)	797	(525)
Total bookings	$73,090	$63,668	$204,555	$185,445

Sales by geographic region

The following table summarizes sales by geographic region as a percentage of sales:

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

Americas	49%	62%	50%	56%
EMEA	35	20	31	24
Asia-Pacific	16	18	19	20

	100%	100%	100%	100%

For the three months ended May 31, 2018, our sales increased 23.4% to $72.2 million, compared to $58.5 million for the same period last year, while our bookings increased 14.8% to $73.1 million, compared to $63.7 million the same period last year, for a book-to-bill ratio of 1.01.

For the nine months ended May 31, 2018, our sales increased 11.1% to $200.3 million, from $180.3 million for the same period last year, while our bookings increased 10.3% to $204.6 million, from $185.4 million for the same period last year, for a book-to-bill ratio of 1.02.

Sales

In the third quarter of fiscal 2018, the increase in total sales year-over-year comes from our protocol-layer product line (excluding Astellia), the positive effect of our recent acquisitions of Astellia and EXFO Optics, as well as the positive impact on our sales of the decrease in the average value of the US dollar compared to other currencies. In the third quarter of fiscal 2018, total sales included $8.6 million from newly acquired Astellia. Otherwise, in the third quarter of fiscal 2018, excluding the positive effect of the recent acquisitions and the positive currency impact, our total sales would have increased approximately 4% year-over-year.

In the third quarter of fiscal 2018, sales of our physical-layer product line increased 6.7% year-over-year due in part to year-over-year increase in sales in Europe, Middle East and Africa (EMEA), where we namely experienced higher sales for our copper-testing solutions (a subgroup within our physical-layer product line); these solutions are characterized by large intermittent orders from customers. In addition, the recent acquisition of EXFO Optics and the positive currency impact increased our sales year-over-year. On the other hand, sales of our physical-layer product line decreased in the Americas year-over-year, which offset in part the strong sales performance in the EMEA region. Sales to the Asia-Pacific (APAC) region were flat year-over-year.

Sales of our protocol-layer product line increased 60.0% year-over-year in the third quarter of fiscal 2018, mainly due to the positive effect of the recent acquisition of Astellia, which contributed for $8.6 million in sales, the year-over-year increase in the EMEA and APAC regions, as well as the positive currency impact. Otherwise, sales of our protocol-layer product line in the Americas decreased year-over-year.

In the first nine months of fiscal 2018, the increase in total sales year-over-year comes from our physical-layer product line, the positive effect of our recent acquisitions of Astellia (four-month contribution), EXFO Optics (eight-month contribution) and Ontology (nine-month contribution in 2018 versus three-month contribution in 2017), as well as the positive currency impact. In the first nine months of fiscal 2018, total sales included $10.4 million from newly acquired Astellia. Otherwise, in the first nine months of fiscal 2018, excluding the positive effect of the recent acquisitions and the positive currency impact, our total sales would have been flat year-over-year.

In the first nine months of fiscal 2018, sales of our physical-layer product line increased 7.2% year-over-year due to the year-over-year increase in sales in the Americas, where we received large orders for our network quality fiber- monitoring systems (NQMS) (a subgroup within our physical-layer product line), and in the EMEA region, where we experienced higher sales for our copper-testing solutions amongst others. In addition, the recent acquisition of EXFO Optics and the positive currency impact increased our sales year-over-year. On the other hand, sales of our physical-layer product line slightly decreased in the APAC region.

Sales of our protocol-layer product line increased 16.8% year-over-year in the first nine months of fiscal 2018, due to the positive effect of the recent acquisition of Astellia, which contributed $10.4 million in sales, as well as the positive currency impact. Otherwise, sales of our protocol-layer product line decreased in the Americas year-over-year due to the streamlining of our passive monitoring product line in the second half of fiscal 2017.

Bookings

In the third quarter of fiscal 2018, the 14.8% increase in total bookings year-over-year comes from our protocol-layer product line (excluding Astellia), the positive effect of the recent acquisitions of Astellia and EXFO Optics, as well as the positive currency impact. In the third quarter of fiscal 2018, total bookings included $7.6 million from newly acquired Astellia.

In the third quarter of fiscal 2018, bookings of our physical-layer product line decreased 5.0% year-over-year mainly in the Americas and to a lesser extent in the APAC region. Otherwise, the positive effect of the recent acquisition of EXFO Optics, the positive currency impact, as well as a significant increase in bookings in the EMEA region, offset in part the decrease in these two regions.

Bookings of our protocol-layer product line increased 68.4% year-over-year in the third quarter of fiscal 2018, due to the positive effect of the recent acquisition of Astellia, which contributed for $7.6 million in bookings, the year-over-year increase in bookings in the Americas and APAC regions, as well as the positive currency impact.

In the first nine months of fiscal 2018, the 10.3% increase in total bookings year-over-year comes from a solid performance from our physical-layer product line, the positive effect of our recent acquisitions of Astellia (four-month contribution), EXFO Optics (eight-month contribution) and Ontology (nine-month contribution in 2018 versus three-month contribution in 2017), as well as the positive currency impact. In the first nine months of fiscal 2018, total bookings included $10.1 million from newly acquired Astellia.

In the first nine months of fiscal 2018, bookings of our physical-layer product line increased 7.4% year-over-year, mainly in the EMEA region, where we experienced higher bookings for our copper-testing solutions and for our NQMS, as well as in the Americas, where we received larger orders for our NQMS. In addition, the recent acquisition of EXFO Optics, as well as the positive currency impact increased our bookings year-over-year.

Bookings of our protocol-layer product line increased 14.0% year-over-year in the first nine months of fiscal 2018, mainly due to the positive effect of the recent acquisitions of Astellia, which contributed for $10.1 million in bookings, and Ontology (nine-month contribution in 2018 compared to three-month contribution in 2017), as well as the positive currency impact. Otherwise, bookings of our protocol-layer product line decreased year-over-year in the APAC region and in the Americas for our transport and Datacom product line (a subgroup within our protocol-layer product line), which delivered strong bookings in the first nine months of 2017, as we benefited from larger orders from web-scale operators for their data center interconnects as well as for the 100G investment cycle, during this period. In addition, a portion of the year-over-year decrease in bookings in these two regions comes from the streamlining of our passive-monitoring product line in the second half of fiscal 2017.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end system-based solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion-dollar deals that have prolonged sales and revenue recognition cycles related to our protocol-layer products. This has been amplified with the recent acquisitions of Astellia and Ontology.

Customer concentration

In the third quarters of fiscal 2017 and 2018, no customer accounted for more than 10% of sales, and our top three customers accounted for 24.0% and 15.2% of sales respectively. In the first nine months of fiscal 2018, no customer accounted for more than 10% of sales, and our top three customers accounted for 16.7% of sales. In the first nine months of fiscal 2017, our top customer accounted for 11.3% of sales, and our top three customers accounted for 20.4% of sales.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 51 of this document)

Gross margin before depreciation and amortization reached 59.9% of sales for the three months ended May 31, 2018, compared to 58.0% for the same period last year.

Gross margin before depreciation and amortization reached 61.3% of sales for the nine months ended May 31, 2018, compared to 61.0% for the same period last year.

In the third quarter and the first nine months of fiscal 2018, gross margin before depreciation and amortization included a negative impact of 0.5% and 0.2% of sales respectively for the acquisition-related deferred revenue fair value adjustment from the acquisition of Astellia.

In addition, in the third quarter and the first nine months of fiscal 2017, gross margin before depreciation and amortization included $1.6 million in restructuring charges for severances and inventory write-offs. Excluding these charges, gross margin before depreciation and amortization would have amounted to 60.7% of sales in the third quarter of 2017 and 61.9% of sales in the first nine months of 2017.

Otherwise, in the third quarter and the first nine months of fiscal 2018, newly acquired Astellia, a subgroup within our protocol-product line, delivered lower margins than our typical average margin, and we recorded higher write-offs (excluding those in restructuring expenses) compared to the same periods last year.

This was offset in part by a more favorable product mix within our protocol-layer product line (excluding Astellia) year-over-year, which positively impacted our gross margin before depreciation and amortization.

Also, in the third quarter and the first nine months of fiscal 2018, we recorded in our sales foreign exchange gains on our forward exchange contracts, compared to foreign exchange losses during the same periods last year, which contributed to an increase of 0.3% in gross margin before depreciation and amortization year-over-year for both periods.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2018, selling and administrative expenses were $26.0 million, or 35.9% of sales, compared to $22.6 million, or 38.6% of sales for the same period last year.

For the nine months ended May 31, 2018, selling and administrative expenses were $74.1 million, or 37.0% of sales, compared to $65.4 million, or 36.3% of sales for the same period last year.

In the third quarter of fiscal 2018, our selling and administrative expenses increased $3.4 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia and EXFO Optics, inflation, and salary increases. In addition, in the third quarter of fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

However, in the third quarter of fiscal 2017, selling and administrative expenses included $0.9 million in restructuring charges compared to nil in 2018. In addition, the positive impact of our recent restructuring plan reduced our selling and administrative expenses year-over-year in the third quarter of fiscal 2018.

In the first nine months of fiscal 2018, our selling and administrative expenses increased $8.7 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia (four-month contribution), EXFO Optics (eight-month contribution) and Ontology (nine-month contribution in 2018 versus three-month contribution in 2017), inflation, salary increases, as well as increased acquisition-related costs of $1.3 million following the recent business acquisitions. In addition, in the first nine months of fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

However, in the first nine months of fiscal 2017, selling and administrative expenses included $0.9 million in restructuring charges compared to nil in 2018.  In addition, the positive impact of our recent restructuring plan reduced our selling and administrative expenses year-over-year in the first nine months of fiscal 2018.

In the third quarter of fiscal 2018, our selling and administrative expenses decreased as a percentage of sales compared to the same period last year as our sales increased faster than these expenses, a portion of which is rather fixed over time, and we incurred restructuring charges in the third quarter of fiscal 2017.

In the first nine months of fiscal 2018, our selling and administrative expenses increased as a percentage of sales compared to the same period last year mainly due to the increase of our acquisition-related costs following the recent acquisitions of Astellia and EXFO Optics, and due to the impact of the recent acquisitions.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2018, gross research and development expenses totaled $18.4 million, or 25.5% of sales, compared to $14.7 million, or 25.1% of sales, for the same period last year.

For the nine months ended May 31, 2018, gross research and development expenses totaled $46.6 million, or 23.3% of sales, compared to $40.1 million, or 22.2% of sales, for the same period last year.

In the third quarter of fiscal 2018, our gross research and development expenses increased $3.7 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia and EXFO Optics, as well as inflation and salary increases. In addition, in the third quarter of fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our gross research and development expenses year-over-year.

However, in the third quarter of fiscal 2017, gross research and development expenses included $1.3 million in restructuring charges compared to nil in 2018. In addition, our gross research and development expenses decreased year-over-year due to the positive impact of our recent restructuring plan.

In the first nine months of fiscal 2018, our gross research and development expenses increased $6.5 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia (four-month contribution), EXFO Optics (eight-month contribution) and Ontology (nine-month contribution in 2018 versus three-month contribution in 2017), as well as inflation and salary increases. In addition, in the first nine months of fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our gross research and development expenses year-over-year.

However, in the first nine months of fiscal 2017, gross research and development expenses included $1.3 million in restructuring charges compared to nil in 2018. In addition, our gross research and development expenses decreased year-over-year due to the positive impact of our recent restructuring plan.

In the third quarter and the first nine months of fiscal 2018, our gross research and development expenses increased as a percentage of sales mainly due to the impact of the recent acquisitions.

Tax credits and grants

For the three months ended May 31, 2018, tax credits and grants for research and development activities were $2.3 million, or 12.5% of gross research and development expenses, compared to $1.4 million, or 9.8% of gross research and development expenses, for the same period last year.

For the nine months ended May 31, 2018, tax credits and grants for research and development activities were $6.2 million, or 13.3% of gross research and development expenses, compared to $4.2 million, or 10.5% of gross research and development expenses, for the same period last year.

For the third quarter, our tax credits and grants increased mainly due to the positive impact of the recent acquisitions of Astellia and EXFO Optics, which are entitled to tax credits and grants on research and development activities carried out in France; this also explains the increase in tax credits and grants as a percentage of gross research and development expenses year-over-year.

For the first nine months of fiscal 2018, a shift in project mix resulted in additional expenses eligible for tax credits and grants compared to the same period last year. In addition, newly acquired Astellia (four-month contribution) and EXFO Optics (eight-month contribution) are entitled to tax credits and grants on research and development activities carried out in France. These factors also explain the increase in tax credits and grants as a percentage of gross research and development expenses year-over-year.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended May 31, 2018, depreciation of property, plant and equipment amounted to $1.6 million compared to $1.0 million for the same period last year.

For the nine months ended May 31, 2018, depreciation of property, plant and equipment amounted to $4.0 million compared to $2.9 million for the same period last year.

The year-over-year increase in our depreciation expense in the third quarter and the first nine months of fiscal 2018, compared to the same periods last year, was due to the acquisitions of Astellia, EXFO Optics and Ontology as well as the decrease in the average value of the US dollar compared to other currencies year-over-year.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May 31, 2018, amortization of intangible assets amounted to $4.2 million compared to $1.0 million for the same period last year.

For the nine months ended May 31, 2018, amortization of intangible assets amounted to $8.4 million compared to $2.2 million for the same period last year.

The year-over-year increase in our amortization expense in the third quarter and the first nine months of fiscal 2018, compared to the same periods last year, was due to the acquisitions of Astellia, EXFO Optics and Ontology, as well as the decrease in the average value of the US dollar compared to other currencies year-over-year.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended May 31, 2018, we recorded a foreign exchange gain of $0.2 million compared to $1.7 million for the same period last year.

For the nine months ended May 31, 2018, foreign exchange gain amounted to $1.4 million compared to $2.0 million for the same period last year.

During the third quarter of fiscal 2018, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.2 million. The period-end value of the Canadian dollar slightly decreased 1.1% versus the US dollar to CA$1.2948 = US$1.00 in the third quarter of fiscal 2018, compared to CA$1.2809 = US$1.00 at the end of the previous quarter. During the third quarter of fiscal 2018, the average value of the Canadian dollar compared to the US dollar was 1.2835.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain of $1.7 million during the quarter. The period-end value of the Canadian dollar decreased 1.6% versus the US dollar to CA$1.3501 = US$1.00 in the third quarter of fiscal 2017, compared to CA$1.3280 = US$1.00 at the end of the previous quarter, and decreased 7.2% versus the euro to CA$1.5164 = €1.00 in the third quarter, compared to CA$1.4065 = €1.00 at the end of the previous quarter.

During the first nine months of fiscal 2018, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year-end, which resulted in a foreign exchange gain of $1.4 million during the period. The period-end value of the Canadian dollar decreased 3.2% versus the US dollar to CA$1.2948 = US$1.00 in the first nine months of fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous year-end, which resulted in a foreign exchange gain of $2.0 million during the period. The period-end value of the Canadian dollar decreased 2.8% versus the US dollar to CA$1.3501 = US$1.00 in the first nine months of fiscal 2017, compared to CA$1.3116 = US$1.00 at the end of the previous year and decreased 3.7% versus the euro to CA$1.5164 = €1.00 in the first nine months, compared to CA$1.4601 = €1.00 at the end of the previous year.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are dominated in Canadian dollars and euros and a significant portion of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees and British pounds and we report our results in US dollars. In the third quarter and the first nine months of fiscal 2018, the decrease in the average value of the US dollar compared to the Canadian dollar, the euro, and the British pound year-over-year resulted in a negative impact on our operating expenses. In the third quarter of fiscal 2018, the average value of the US dollar decreased 4.9%, 12.8% and 10.0% year-over-year respectively, compared to the Canadian dollar, the euro and the British pound. In the first nine months of fiscal 2018, the average value of the US dollar decreased 5.2%, 11.3% and 8,2% year-over-year respectively, compared to the Canadian dollar, the euro and the British pound.

INCOME TAXES

For the three months ended May 31, 2018, we reported income tax expenses of $1.4 million on a loss before income taxes of $4.6 million. For the corresponding period last year, we reported income tax expenses of $2.0 million on a loss before income taxes of $2.3 million.

For the nine months ended May 31, 2018, we reported income tax expenses of $5.4 million on a loss before income taxes of $2.9 million. For the corresponding period last year, we reported income tax expenses of $5.5 million on earnings before income taxes of $5.5 million.

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduced the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on our estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, we recorded a deferred income tax expense of $1.5 million in the consolidated statement of earnings for the first nine months of fiscal 2018 to account for the effect of this new substantively enacted tax rate.

Excluding this one-time income tax expense in the nine months ended May 31, 2018, our distorted tax rates for all periods mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations are non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 10 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2018, cash and short-term investments totaled $19.5 million, while our working capital was $36.6 million. Our cash and short-term investments increased by $5.9 million in the third quarter of fiscal 2018, compared to the previous quarter.

The following table summarizes the increase of cash and short-term investments during the third quarter of fiscal 2018 in thousands of US dollars:

Cash flows provided by operating activities	$4,716
Bank loan	9,184
Acquisition of Astellia (non-controlling interest)	(3,657)
Purchases of capital assets	(3,431)
Repayment of long-term debt	(757)
Unrealized foreign exchange loss on cash and short-term investments	(151)

$5,904

The unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in accumulated other comprehensive income in the consolidated balance sheet.

Our short-term investments of $1.0 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

On December 21, 2017, we modified certain credit facilities whereby existing lines of credit, that provided advances up to CA$28.9 million (US$22.4 million) were replaced with revolving credit facilities of up to CA$70.0 million (approximately US$54.3 million) and US$9.0 million. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are available for future working capital and other general corporate purposes.

We believe that our cash balances and short-term investments totaling $19.5 million, combined with our available revolving credit facilities of up to $51.5 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any possible working capital requirements from our new acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $27.0 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $4.7 million for the three months ended May 31, 2018, compared to cash flows used of $2.8 million for the same period last year.

Cash flows provided by operating activities were $13.4 million for the nine months ended May 31, 2018, compared to $10.7 million for the same period last year.

Cash flows provided by operating activities in the third quarter of fiscal 2018 were attributable to the net loss after items not affecting cash of $0.5 million, offset by the positive net change in non-cash operating items of $5.2 million; this was mainly due to the positive effect on cash of the decrease of $2.4 million in our accounts receivable due to the timing of receipts and sales during the quarter, the $1.2 million decrease in our inventories due to increased inventory turnovers, as well as the $1.8 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter. These positive effects on cash were offset in part by the negative effect on cash of the $0.2 million increase in our other assets due to timing of payments during the quarter.

Cash flows used by operating activities in the third quarter of fiscal 2017 were attributable to the net loss after items not affecting cash of $1.6 million, and the negative net change in non-cash operating items of $1.2 million; this was mainly due to the negative effect on cash of the increase of $0.9 million in our accounts receivable due to the timing of receipts and sales during the quarter, the $0.8 million increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, and the $0.9 million increase in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the $1.2 million increase in our accounts payable and accrued liabilities, which was mainly due to unpaid severance expenses at the end of the quarter.

Cash flows provided by operating activities in the first nine months of fiscal 2018 were attributable to the net earnings after items not affecting cash of $8.9 million, and the positive net change in non-cash operating items of $4.5 million; this was mainly due to the positive effect on cash of the decrease of $7.7 million in our accounts receivable due to the timing of receipts and sales during the period and the decrease of $0.2 million in our prepaid expenses due to timing of payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $2.8 million increase in our income taxes and tax credits recoverable due to tax credits earned during the period not yet recovered, and the $0.8 million increase in our other assets due to timing of payments during the period.

Cash flows provided by operating activities in the first nine months of fiscal 2017 were attributable to the net earnings after items not affecting cash of $9.4 million, and the positive net change in non-cash operating items of $1.3 million; this was mainly due to the positive effect on cash of the decrease of $1.7 million in our accounts receivable due to the timing of receipts and sales during the period and the $1.8 million increase in our accounts payable, accrued liabilities and provisions, which was mainly due to unpaid severance expenses at the end of the period. These positive effects on cash were offset in part by the negative effect on cash of the $1.2 million increase in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, and the $0.8 million increase in our prepaid expenses due to timing of payments during the period.

Investing activities

Cash flows used by investing activities were $3.4 million for the three months ended May 31, 2018, compared to $9.3 million for the same period last year.

Cash flows used by investing activities were $39.6 million for the nine months ended May 31, 2018, compared to $17.2 million for the same period last year.

In the third quarter of fiscal 2018, we made cash payments of $3.4 million for the purchase of capital assets.

For the corresponding period last year, we made cash payments of $7.5 million and $2.6 million respectively for the acquisition of Ontology and the purchase of capital assets, but we disposed (net of acquisitions) of $0.8 million worth of short-term investments.

In the first nine months of fiscal 2018, we made cash payments of $7.7 million and $31.7 million respectively for the purchase of capital assets and the acquisitions of EXFO Optics and Astellia. In addition, we acquired $0.2 million worth of short-term investments during the period.

For the corresponding period last year, we made cash payments of $5.4 million and $12.5 million respectively for the purchase of capital assets and the acquisitions of Absolute Analysis and Ontology.

Financing activities

Cash flows provided by financing activities were $4.8 million for the three months ended May 31, 2018, compared to cash flows used of $1.5 million for the same period last year.

Cash flows provided by financing activities were $6.6 million for the nine months ended May 31, 2018, compared to cash flows used of $1.5 million for the same period last year.

During the third quarter of fiscal 2018, our bank loan increased $9.2 million, but we repaid $0.8 million of our long-term debt and paid $3.7 million for the purchase of the non-controlling interest in Astellia.

During the first nine months of fiscal 2018, our bank loan increased by $11.3 million, but we repaid $1.0 million of our long-term debt and paid $3.7 million for the purchase of the non-controlling interest in Astellia.

In the third quarter and the first nine months of fiscal 2017, we repaid the long-term debt of $1.5 million assumed as part of the acquisition of Ontology.

Contractual obligations

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and equipment, licensing of intellectual property and long-term debt. The following table summarizes our contractual obligations as at May 31, 2018 in thousands of US dollars:

	Long-term debt	Operating leases	Licensing agreements	Total

No later than one year	$2,938	$4,064	$1,491	$8,493
Later than one year and no later than five years	6,262	10,746	2,639	19,647
Later than five years	317	1,008	‒	1,325
	$9,517	$15,818	$4,130	$29,465

In addition, on May 31, 2018, we had letters of guarantee amounting to $0.6 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk because of our export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk because of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2018, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2018 to August 2018	$7,500,000	1.3160
September 2018 to August 2019	24,000,000	1.3026
September 2019 to August 2020	12,100,000	1.2707
September 2020 to January 2021	1,700,000	1.2584
Total	$45,300,000	1.2946

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2018 to August 2018	$600,000	68.04
September 2018 to August 2019	4,600,000	67.68
Total	$5,200,000	67.72

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million as at August 31, 2017 and $0.2 million as at May 31, 2018, mainly for our US/Canadian dollars' forward exchange contracts. The quarter-end exchange rate was CA$1.2948 = US$1.00 as at May 31, 2018.

SHARE CAPITAL

As at July 10, 2018, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,472,956 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at May 31, 2018, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2017, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Refer to note 2 to our unaudited condensed interim consolidated financial statements for the three months and nine months ended May 31, 2018, for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the third quarter of fiscal 2018, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2017.

INTERNAL CONTROL

The Chief Executive Officer and the Chief Financial Officer have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of the Astellia business acquisition, which was completed on January 26, 2018, as permitted by the Canadian Securities Administrators' National Instrument 52-109 for 365 days following an acquisition.

Refer to note 3 to our unaudited condensed interim consolidated financial statements for the three months and nine months ended May 31, 2018, for summary financial information about Astellia.

NON-IFRS MEASURES

We provide non-IFRS measures (non-IFRS sales, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Non-IFRS sales represent total sales plus acquisition-related deferred revenue fair value adjustment. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, change in fair value of cash contingent consideration, acquisition-related deferred revenue fair value adjustment, share in net loss of an associate, gain on the deemed disposal of the investment in an associate, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of non-IFRS sales to IFRS sales, in thousands of US dollars:

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

IFRS sales	$72,217	$58,505	$200,330	$180,320
Acquisition-related deferred revenue fair value adjustment	913	–	1,222	–
Non-IFRS sales	$73,130	$58,505	$201,552	$180,320

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2018	Three months ended May 31, 2017	Nine months ended May 31, 2018	Nine months ended May 31, 2017

IFRS net earnings (loss) attributable to the parent interest for the period	$(5,970)	$(4,304)	$(7,951)	$7

Add (deduct):

Depreciation of property, plant and equipment	1,555	1,029	3,972	2,894
Amortization of intangible assets	4,210	1,046	8,385	2,241
Interest and other expense	198	57	870	28
Income taxes	1,363	2,012	5,424	5,495
Stock-based compensation costs	440	372	1,280	983
Restructuring charges	–	3,813	–	3,813
Change in fair value of cash contingent consideration	–	–	(716)	–
Acquisition-related deferred revenue fair value adjustment	913	–	1,222	–
Share in net loss of an associate	–	–	2,080	–
Gain on deemed disposal of the investment in an associate	–	–	(2,080)	–
Foreign exchange gain	(160)	(1,725)	(1,386)	(1,965)
Adjusted EBITDA for the period (1)(2)	$2,549	$2,300	$11,100	$13,496

Adjusted EBITDA as a percentage of sales	3.5%	3.9%	5.5%	7.5%

(1)	Astellia negatively impacted adjusted EBITDA by $2.2 million and $3.4 million respectively for the three and nine months ended May 31, 2018 (nil in 2017).
(2)	Include acquisition-related costs of $2.1 million for the nine months ended May 31, 2018 and $0.1 million and $0.8 million respectively for the three and nine months ended May 31, 2017.

QUARTERLY SUMMARY FINANCIAL INFORMATION
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2018	February 28, 2018	November 30, 2017	August 31, 2017

Sales	$72,217	$64,722	$63,391	$62,981
Cost of sales (1)	$28,963	$25,326	$23,289	$23,972
Net earnings (loss) attributable to the parent interest	$(5,970)	$(4,660)	$2,679	$844
Basic and diluted net earnings (loss) attributable to the parent interest per share	$(0.11)	$(0.08)	$0.05	$0.02

	Quarters ended
	May 31, 2017	February 28, 2017	November 30, 2016	August 31, 2016

Sales	$58,505	$60,030	$61,785	$62,858
Cost of sales (1)	$24,555	$22,989	$22,813	$24,145
Net earnings (loss) attributable to the parent interest	$(4,304)	$1,008	$3,303	$2,252
Basic and diluted net earnings (loss) attributable to the parent interest per share	$(0.08)	$0.02	$0.06	$0.04

(1)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended May 31, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)
the fact that the issuer's other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filing; and

(b)	summary financial information about the business that the issuer acquired that has been proportionately consolidated or consolidated in the issuer's financials statements.

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2018 and ended on May 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 10, 2018

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended May 31, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)
the fact that the issuer's other certifying officer and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filing; and

(b)	summary financial information about the business that the issuer acquired that has been proportionately consolidated or consolidated in the issuer's financials statements.

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2018 and ended on May 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 10, 2018

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Chief Financial Officer and Vice-President, Finance